UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                      SCHEDULE 13D

                        Amendment
       Under the Securities Exchange Act of 1934

              DELTA OMEGA TECHNOLOGIES, INC.
                     (Name of Issuer)

              $ .001 Par Value Common Stock
               (Title of Class of Securities)

                           247782
                      (CUSIP Number)

                     Donald P. Carlin
                     212 Thruway Park
                   Broussard, LA  70518
                      (318) 837-2794
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       July 10, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         SCHEDULE 13D
CUSIP No.  247782



1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Donald P. Carlin  ###-##-####; Moores Pump & Supply, Inc.
     ###-##-####



2)   Check the Appropriate Box if a Member of a Group*
     (a)   X

     (b)




(3)  SEC Use Only




(4)  Source of Funds (See Instructions)  PF



(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)



(6)  Citizenship or Place of Organization   U.S.



 Number of         (7)  Sole Voting Power 453,673
 Shares Bene-
 ficially          (8)  Shared Voting Power 206,814
 Owned by
 Each Report-      (9)  Sole Dispositive Power 453,673
 ing Person
 With              (10) Shared Dispositive Power 206,814




(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     660,487

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) ____



(13) Percent of Class Represented by Amount in Row (11) 3.901%



(14) Type of Reporting Person (See Instructions)  IN, CO

Item 1.  Security and Issuer.

     This statement relates to the $ .001 par value common stock of Delta-Omega Technologies, Inc., the Issuer, whose address and principal offices are located at 119 Ida Road, Broussard, Louisiana 70518.

Item 2.  Identity and Background.

(i)  (a)  Donald P. Carlin

     (b)  Business address:   212 Thruway Park, Broussard, LA
          70518.

     (c) President of Moores Pump & Supply at the address listed in (b) above.

     (d) The filing person has not been convicted in any criminal proceeding during the last five (5) years.

     (e) The filing person has not been a party to any civil proceeding, of a judicial or administrative body of competent jurisdiction, which resulted in a judgment or decree, or final order enjoining him from future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or which found any violation with respect to such laws.

     (f)  U.S.A.

(ii) (a)  Moores Pump & Supply, Inc.

     (b)  State of Organization:   Louisiana
          Principal Business Address:   212 Thruway Park,
          Broussard, LA  70518.
          Principal Office Address:   212 Thruway Park,
          Broussard, LA  70518.

     (c)  Principal Business:   Pumps (sales and service).

     (d) The filing organization has not been convicted in any criminal proceeding during the last five (5) years.

     (e) The filing organization has not been a party to any civil proceeding, or a judicial or administrative body of competent jurisdiction, which resulted in a judgment or decree, or final order enjoining him from future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or which found any violation with respect to such laws.

     (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

     All shares currently owned by the filing person were either purchased for cash, or granted to him as bonus shares pursuant to the Management Incentive Stock Option Pool.

Item 4.  Purpose of Transaction.

          Investment

Item 5.  Interest in Securities of the Issuer.

     (a) 660,487 including 103,667 shares underlying options granted pursuant to the Management Incentive Stock Option Pool. These shares total a total 3.91% as calculated pursuant to Section 13. Mr. Carlin also owns warrants to purchase 10,015 shares of common stock at an exercise price of $1.50 per share, but these have been excluded from the calculation of his beneficial ownership due to the material difference between the exercise price and the current trading price of the common stock.

     (b)  Same as in subparagraph (a) above.

     (c) On June 3, 1997, the reporting group was engaged in a transaction involving the class of securities reported on. Moores Pump & Supply, Inc. transferred 194,310 shares of common stock to Donald P. Carlin and 554,307 to other individuals.

     (d)  N/A.

     (e) The reporting group ceased to be the beneficial owner or more than five percent of the class of securities on June 3, 1997.

Item 6.  Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     N/A

Item 7.  Material to be Filed as Exhibits.

     N/A







                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date   7/30/97



By:  /s/ Donald P. Carlin

     Signature


Donald P. Carlin, individually and as President of Moores Pump &
Supply, Inc.
     Name/Title